

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

May 7, 2009

VIA U.S. MAIL and FAX 212-284-3443

Peregrine C. Broadbent
Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

> **Re:** **Jefferies Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-14947**

Dear Mr. Broadbent:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Peregrine C. Broadbent
Jefferies Group, Inc.
May 7, 2009
Page 2

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Financial Condition and Capital Resources, page 37

1.   We note that your long-term debt ratings have been downgraded since 2007. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please tell us what consideration you gave to discussing the downgrade in your risk factors section.

Contractual Obligations and Commitments, page 40

2.   Please tell us what consideration you gave to disclosing whether these purchases of specified auction rate securities at par value were required under any agreement. To the extent these purchases were not required, consider providing disclosure about the reasons for the purchase. Additionally, please tell us what consideration you gave to disclosing management's intent to purchase auction rate securities at par value in the future.

Financial Statements

Consolidated Statements of Earnings, page 55

3.   We note you disclose that equity method gains and losses on JFIN are included in principal transactions in the Consolidated Statements of Earnings. Please tell us how you complied with Rule 5-03 of Regulation S-X, or tell us why you believe it was not necessary to present these gains and losses as a separate line item captioned equity in earnings of unconsolidated subsidiaries.

Notes to Consolidated Financial Statements

(11) Minority Interest, page 82

4.   Please tell us why you have classified your entire minority interest balance within total liabilities on your balance sheet as it appears that only certain amounts would be considered liabilities under SFAS 150. If the entire minority interest balance is considered liabilities please tell us why a portion of the balance will be reclassified to equity upon adoption of SFAS 160 as it would appear that paragraph 27 of SFAS 160 would prohibit that reclassification.

(16) Commitments, Contingencies and Guarantees, page 87

5.   In light of your purchase of specified auction rate securities at par value, please tell us what obligation you have, if any, to purchase additional auction rate securities. To the extent you are obligated to purchase additional auction rate securities, please tell us why you have excluded this exposure from your summary of commitments and guarantees. Additionally, please tell us how you have accounted for this exposure.

Signatures, page 105

6.   Please tell us whether Peregrine Broadbent is also your principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

       Sincerely,

       Kevin Woody
       Branch Chief